Exhibit D.2
                      STATE OF CONNECTICUT

              DEPARTMENT OF PUBLIC UTILITY CONTROL
                       TEN FRANKLIN SQUARE
                      NEW BRITAIN, CT 06051



DOCKET NO. 96-05-24RE05  APPLICATION OF THE CONNECTICUT LIGHT  AND
                         POWER COMPANY REQUESTING APPROVAL OF  THE
                         SALE OF ACCOUNTS RECEIVABLE - EXTENSION
                         OF RECEIVABLES PROGRAM




                          June 16, 2004

                 By the following Commissioners:


                         Jack R. Goldberg
                          Anne C. George
                       John W. Betkoski, III


                            DECISION
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                            DECISION
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I.   INTRODUCTION

A.   Summary

     In this Decision, the Department of Public Utility Control extends The Connecticut Light and Power Company's Receivables Program through July 3, 2007. The Receivables Program provides additional financial flexibility at a cost lower than the Company's primary source of alternate short-term funding.

B.   Petition

     By supplemental application filed March 25, 2004, in above captioned Docket, The Connecticut Light and Power Company (CL&P or Company) requested approval of the Department of Public Utility Control (Department) for the extension of the Company's
Receivable Program until July 3, 2007.

C.   Background of the Proceeding

     By  Decision dated June 5, 1996, in above captioned  Docket, the  Department  of Public Utility Control (Department)  approved the sale from time to time of up to $200 million fractional undivided ownership interests in billed and unbilled accounts receivable (Receivables Program) of The Connecticut Light and
Power Company (CL&P or Company), pursuant to Section 16-43 of the General Statutes of Connecticut (Conn. Gen. Stat.). In a supplemental application dated June 30, 1997 (Supplemental Application), filed pursuant to Conn. Gen. Stat. Section 16-43, CL&P requested that the Department approve the formation of CL&P Receivables Corporation (CRC) and the restructuring of the Receivables Program from a one-step to a
two-step sales transaction.   By Decision dated September 10, 1997
(Supplemental Decision), the Department approved the formation of CRC and the restructuring of the Receivables Program; and set forth, among others, Order Nos. 4 and 6 as follows:

4. No later than October 15, 1997, the Company shall submit a monthly report documenting the sale of the Receivables.
     Such report shall include the dollar value of all transactions between the Company, CRC, CAFCO and the Banks. The report shall also include a calculation of the all-in interest rate and the Receivables discount applicable to each transaction.

6. Commencing September 30, 1997, the Company shall submit a quarterly report itemizing all expenses actually incurred to CL&P and CRC in the sale of the Receivables. Such report shall include but not be limited to all costs of maintaining CRC, and compensation, if any, of any CL&P and/or NU employees for their services to CRC.

     Further, in a supplemental application (Supplemental Application ll) dated September 29, 1998, CL&P requested the Department's approval for an increase in the facility fee payable under the Receivables Program. By Decision dated November 25, 1998 (Supplemental Decision ll), the Department approved an increase in facility fees payable under CL&P's Receivables program from 0.25% to 0.375%.

     By Decision dated December 13, 2000, the Department reopened this docket for the limited purpose of considering the termination of reporting requirements under such Order Nos. 4 and 6 above.
By Decision dated February 21, 2001, the Department terminated the reporting requirements under Order Nos. 4 and 6 referenced above.

     By Decision dated July 11, 2001, the Department re-opened this Docket for the limited purpose of considering the extension of the Receivables Program until July 8, 2004. By Decision dated August 31, 2001, the Department approved the extension of the Receivables program until July 8, 2004.

     By Decision dated April 28, 2004, and as allowed under Conn.
Gen. Stat. 16-9, the Department re-opened this Docket for the limited purpose of considering the extension of the Receivables Program until July 3, 2007.

D.   Conduct Of The Proceeding

      By Notice of Hearing dated June 3, 2004, the Department scheduled a public hearing on this matter on June 11, 2004. Since no person or interested party requested that the hearing be held, and the Department did not require a hearing, said hearing was cancelled as of June 9, 2004.

E.   Parties And Intervenors

     The Connecticut Light and Power Company, P.O. Box 270, Hartford, Connecticut 06141-0270; and the Office of Consumer Counsel (OCC), Ten Franklin Square, New Britain, Connecticut 06051 were recognized as parties to this proceeding.

II.  COMPANY'S EVIDENCE

     CL&P is requesting to extend its existing accounts receivable sales program (Receivables Program) through July 3, 2007. CL&P indicated that the Receivable Program will continue to operate on the same terms as previously approved by the Department.

     The Receivables Program is governed by two agreements.
Under the Purchase and Contribution Agreement between CL&P and
CRC (Company Agreement), CL&P sells or transfers Receivables as
an equity contribution from time to time to CRC.   Under the
Receivables Purchase and Sale Agreement among CRC, CL&P, CAFCO, Citibank, N.A., and Citicorp North America, Inc. (CRC Agreement),
CRC sells Receivable Interests to either CAFCO or Citibank, N.A.
and any other bank or eligible financial institution that may become party to the CRC Agreement in accordance with its provisions. The size of the Receivable Interests are calculated according to a formula that includes reserves based on a multiple of historical losses, carrying costs and other costs associated with the agreements. Application, p. 2.

     As of March 31, 2001, the Company Agreement and the CRC Agreement were amended in connection with the issuance of rate reduction bonds (RRB) by Connecticut RRB Special Purpose Trust CL&P-1 with respect to certain of CL&P's stranded costs pursuant to Conn. Gen. Stat. 16-245e and 16-245f. Such amendments clarify that the RRB Charge authorized by the Department in its Decision dated November 8, 2000 and supplemented on December 12, 2000 and March 12, 2001, in Docket No. 00-05-01, Application of The Connecticut Light and Power Company for Approval of the Issuance of Rate Reduction Bonds and Related Transactions-Settlement Agreement, is not part of any Receivables or Receivable Interests sold in the Receivables Program. Application, p. 3. Such amendments also reduce the maximum amount of Receivable Interests that can be outstanding under the Program at any time from $200,000,000 to $100,000,000. Id.

     CL&P and CRC are obligated to reimburse the purchaser, the agent, and the banks for various costs and expenses associated with the Company Agreement and the CRC Agreement. The Company and CRC are also required to pay to the agent certain fees for services in connection with such agreements. Application, p. 4. CL&P as collection agent receives a fee from CRC and/or the Purchaser in an amount equal to 0.25% per annum on the average daily outstanding Invested Amount (as described in the CRC agreement). CL&P does not pay any fees to CRC. While CRC may realize a profit on these transactions, such profit will benefit
CL&P since CL&P wholly owns CRC.  Id.

     The Company believes that funding under the Receivables Program will continue to be more advantageous than other sources of funds available to CL&P. If the Receivables Program is fully utilized, its cost (which is based on current commercial paper rates) is approximately equal to the 30-day LIBOR rate plus 0.355% at the present time. Id. There are two fixed charges under the Receivables
Program: 1) a liquidity fee of 0.175% (which is based on CL&P's current credit ratings), and 2) an investor fee of 0.01%. Additional fees of the Receivables Program are the program fee (0.15%) and purchaser fee (0.02%), both of which are usage-based. Id. By comparison, the cost of borrowing under CL&P's committed bank line is currently equal to the 30-day LIBOR rate plus a credit spread of 0.875% based on CL&P's current credit ratings (borrowing costs only, excluding fees), which is more costly than the Receivables Program at CL&P's current ratings with all costs considered. Application, p. 5.

     CL&P sells or transfers, as equity contributions, all of its accounts receivables to CRC. On a consolidated basis, the transactions taken as a whole, are accounted for as sales of accounts receivable on CL&P's consolidated financial statements. According to applicable accounting rules, utilization of the Receivables Program does not result in any increased leverage for CL&P. Application, p. 5.

     CL&P states the the Receivables Program has allowed the Company to accelerate its receipt of cash collections from accounts receivable and thereby increase its ability to meet its short term cash needs. The purchase and sale transactions will continue to provide CL&P with important financial flexibility. CL&P anticipates that the proceeds from the Receivables Program will be used for general corporate purposes, including repayment of outstanding debt. Id.


III. DEPARTMENT ANALYSIS

     The Department has analyzed the evidence and finds that the Receivables Program should be extended through July 3, 2007, since the Receivables Program provides additional financial flexibility at a lower cost than the Company's other sources of short-term funding. The Department notes that no Parties or Intervenors commented in opposition to the Company's request for
an extension.   The Department finds that the extension of the
Receivable Program as proposed is beneficial to CL&P by providing reliable short-term funding at competitive rates, but advocates that the Company continue to meet its short-term funding requirements through a combination of internally generated funds, borrowing under existing credit facilities, and external
financing arrangements, such as this Receivables Program.   The
Department believes the Receivables Program continues to be a viable funding option to the Company.

IV.  FINDINGS OF FACT

1.   The Receivables Program is governed by two agreements.

2. CL&P sells or transfers Receivables as an equity contribution from time to time to CRC.

3. The size of the Receivable Interests are calculated according to a formula that includes reserves based on a multiple of historical losses, carrying costs and other costs associated with the agreements.

4. The maximum amount of Receivable Interests that can be outstanding under the Program at any time was reduced from $200,000,000 to $100,000,000.

5. CL&P and CRC are obligated to reimburse the purchaser, the agent, and the banks for various costs and expenses associated with the Company Agreement and the CRC Agreement.

6. CL&P as collection agent receives a fee from CRC and/or the Purchaser in an amount equal to 0.25% per annum on the average daily outstanding Invested Amount (as described in the CRC agreement).

7.   If the Receivables Program is fully utilized, its cost
     (which is based on current commercial paper rates) is approximately equal to the 30-day LIBOR rate plus 0.355% at the present time.

8.   There are two fixed charges under the Receivables Program:
     1) a liquidity fee of 0.175% (which is based on CL&P's current credit ratings), and 2) an investor fee of 0.01%.

9. Additional fees of the Receivables Program are the program fee (0.15%) and purchaser fee (0.02%), both of which are usage-based.

10. By comparison, the cost of borrowing under CL&P's committed bank line is currently equal to the 30-day LIBOR rate plus a credit spread of 0.875% based on CL&P's current credit ratings (borrowing costs only, excluding fees), which is more costly than the Receivables Program at CL&P's current ratings with all costs considered.

11. According to applicable accounting rules, utilization of the Receivables Program does not result in any increased leverage for L&P.

V.   CONCLUSION AND ORDERS

A.   Conclusion

     Upon consideration of all the evidence presented in this proceeding, the Department finds the application to be in the public interest and hereby approves the extension of the Receivables Program through July 3, 2007, subject to the following Orders.

B.   Orders

     For the following Orders, submit an original and fifteen
(15) copies of the requested material to the Executive Secretary, identified by docket Number, Title and Order Number.

1. The terms and conditions under the Receivables are to be sold under the Receivables Program shall be substantially as stated in this proceeding, and no further written material or oral supplements to or material modification of those terms and conditions shall be executed without prior approval of this Department.

2. Should the fixed fees under the Receivables Program be increased at any time through the extension period of July 3, 2007, the Department shall be notified as to such changes.

3. The proceeds from the sale of Receivables under the Receivables Program shall be used by the Company for the purposes specified in this proceeding.

4. Not later than 90 days following each calendar year-end, the Company shall submit an annual report documenting the sale of receivables, dollar value of all transactions between the Company, CRC, CAFCO, and the Banks, including a calculation of the all-in interest rate, the Receivables discount applicable to each transaction, and all expenses of the Receivables Program. This report shall reconcile with the sales of accounts receivable and accrued utility revenues, and the Receivables Program's expenses, recorded on CL&P's consolidated financial statements for the year.

DOCKET NO. 96-05-24RE05  APPLICATION OF THE CONNECTICUT LIGHT  AND
                         POWER COMPANY REQUESTING APPROVAL OF  THE
                         SALE OF ACCOUNTS RECEIVABLE - EXTENSION
                         OF RECEIVABLES PROGRAM

This Decision is adopted by the following Commissioners:



               Jack R. Goldberg


               Anne C. George


               John W. Betkoski, III


                     CERTIFICATE OF SERVICE

      The foregoing is a true and correct copy of the Decision issued by the Department of Public Utility Control, State of Connecticut, and was forwarded by Certified Mail to all parties of record in this proceeding on the date indicated.



                                                 June 23, 2004
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                    Louise E. Rickard            Date
                    Acting Executive Secretary
                    Department of Public
                    Utility Control